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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  -----------

                                  SCHEDULE TO
                                 (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                  -----------

                              ITC/\DELTACOM, INC.
                      (Name of Subject Company (Issuer))

                                  -----------

                              ITC/\DELTACOM, INC.
                       (Name of Filing Person (Offeror))

                                  -----------

            Options Under ITC/\DeltaCom, Inc. 1997 Stock Option Plan
              to Purchase Common Stock, Par Value $.01 Per Share,
              Having an Exercise Price of $18.00 or More Held by
                     Option Holders Who Have Not Received
                       Options After September 30, 2000
                        (Title of Class of Securities)

                                  -----------

                                  45031T 10 4
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                  -----------

                               Andrew M. Walker
                            Chief Executive Officer
                              ITC/\DeltaCom, Inc.
                            1791 O.G. Skinner Drive
                           West Point, Georgia 31833
                                (706) 385-8000
           (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing person)

                                   Copy to:
                           Richard J. Parrino, Esq.
                            Hogan & Hartson L.L.P.
                             8300 Greensboro Drive
                            McLean, Virginia  22102
                                (703) 610-6100

                           CALCULATION OF FILING FEE
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          Transaction valuation*               Amount of filing fee
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               $23,205,918                            $4,642
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*    Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,932,110 shares of common stock of ITC/\DeltaCom, Inc. having an aggregate value of $23,205,918 as of December 8, 2000 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:    Not applicable.
     Form or Registration No.:  Not applicable.
     Filing party:              Not applicable.
     Date filed:                Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_] third party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [_] going-private transaction subject to Rule 13e-3.
     [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]
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Item 1.   Summary Term Sheet.

          The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated December 12, 2000 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.   Subject Company Information.

          (a) The name of the issuer is ITC/\DeltaCom, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 1791 O.G. Skinner Drive, West Point, Georgia 31833. The information set forth in the Offer to Exchange under "Information Concerning ITC/\DeltaCom" is incorporated herein by reference.

          (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the ITC/\DeltaCom, Inc. 1997 Stock Option Plan (the "1997 Option Plan") to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"), having an exercise price of $18.00 or more and held by option holders who have not received options after September 30, 2000 (the "Options") for new options (the "New Options") to purchase shares of the Common Stock to be granted under the 1997 Option Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the Options that are accepted for exchange and canceled. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and
Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

          (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.

          (a) The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.   Terms of the Transaction.

          (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"),
Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"),
Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

          (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5.   Past Contacts, Transactions, Negotiations and Arrangements.

          (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

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Item 6.   Purposes of the Transaction and Plans or Proposals.

          (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

          (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

          (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.   Source and Amount of Funds or Other Consideration.

          (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

          (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

          (d) Not applicable.

Item 8.   Interest in Securities of the Subject Company.

          (a) Not applicable.

          (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9.   Person/Assets, Retained, Employed, Compensated or Used.

          (a) Not applicable.

Item 10.  Financial Statements.

          (a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning ITC/\DeltaCom") and Section 16 ("Additional Information"), and on pages F-1 through F-29 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1999 and pages 3 through 11 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2000 is incorporated herein by reference.

Item 11.  Additional Information.

          (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

          (b) Not applicable.

Item 12.  Exhibits.

          (a) (1)   Offer to Exchange, dated December 12, 2000.

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              (2)   Form of Letter of Transmittal.

              (3)   Form of Letter to Eligible Option Holders.

              (4)   Form of Letter to Tendering Option Holders.

              (5)   Form of E-mail Letter to ITC/\DeltaCom Employees.

              (6) ITC/\DeltaCom, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 1999, filed with the Securities and Exchange Commission on March 30, 2000 and incorporated herein by reference.

              (7) ITC/\DeltaCom, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2000, filed with the Securities and Exchange Commission on November 14, 2000 and incorporated herein by reference.

          (b) Not applicable.

          (d) (1)   ITC/\DeltaCom, Inc. 1997 Stock Option Plan. Filed as Exhibit
                    4.1 to the Company's Registration Statement on Form S-8 (File No. 333-49034) and incorporated herein by reference.

              (2) Form of Option Agreement Pursuant to the ITC/\DeltaCom, Inc. 1997 Stock Option Plan.

          (g) Not applicable.

          (h) Not applicable.

Item 13.  Information Required by Schedule 13E-3.

          (a) Not applicable.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                        ITC/\DeltaCom, Inc.


                                        /s/ Andrew M. Walker
                                        -----------------------------------
                                        Andrew M. Walker,
                                        Vice Chairman, President and
                                             Chief Executive Officer

Date: December 12, 2000

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                               Index to Exhibits


Exhibit
Number             Description
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(a)(1) - Offer to Exchange, dated December 12, 2000.

(a)(2) - Form of Letter of Transmittal.

(a)(3) - Form of Letter to Eligible Option Holders.

(a)(4) - Form of Letter to Tendering Option Holders.

(a)(5) - Form of E-mail Letter to ITC/\DeltaCom Employees.

(a)(6) - ITC/\DeltaCom, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 1999, filed with the Securities and Exchange Commission on March 30, 2000 and incorporated herein by reference.

(a)(7) - ITC/\DeltaCom, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2000, filed with the Securities and Exchange Commission on November 14, 2000 and incorporated herein by reference.

(d)(1) - ITC/\DeltaCom, Inc. 1997 Stock Option Plan. Filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8 (File No. 333-49034) and incorporated herein by reference.

(d)(2) - Form of Option Agreement Pursuant to the ITC/\DeltaCom, Inc. 1997 Stock Option Plan.